

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 7, 2009

Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
1515 Red Top Rd.
P.O. Box 1280
Tombstone, AZ 85638

   RE: Tombstone Exploration Corporation
     Forms 20-F for Fiscal Year Ended December 31, 2007
     Filed July 15, 2008, February 12, 2009 and March 26, 2009
     File No. 0-29922

Dear Mr. Brown:

   We have completed our review of your Forms 20-F and related amendments and have no further comments at this time.

        Sincerely,

        William Thompson
        Accounting Branch Chief